UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                               (Amendment No. 3)


                    Under the Securities Exchange Act of 1934




                              Retail Ventures, Inc.
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                                (Name of Issuer)

                        Common shares, without par value
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                         (Title of Class of Securities)

                                    76128Y102
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                                 (CUSIP Number)

                                December 31, 2007
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

            [ ] Rule 13d-1(b)
            [X] Rule 13d-1(c)
            [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  76128Y102
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(1)  Names of Reporting  Persons.  I.R.S.  Identification  Nos. of Above Persons
     (entities only):   Stephen Feinberg
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(2)  Check  the  Appropriate  Box if a  Member of a Group   (See   Instructions)
          (a)    N/A                     (b)     N/A
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(3)  SEC Use Only
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(4)  Citizenship or Place of Organization:  United States
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Number of Shares Beneficially Owned by
    Each Reporting Person With          (5)  Sole Voting Power:       2,074,168*
                                             -----------------------------------
                                        (6)  Shared Voting Power:             0
                                             -----------------------------------
                                        (7)  Sole Dispositive Power:  2,074,168*
                                             -----------------------------------
                                        (8)  Shared Dispositive Power:        0
                                             -----------------------------------
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(9)  Aggregate Amount Beneficially Owned by Each Reporting Person:   2,074,168*
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(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
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(11) Percent of Class Represented by Amount in Row (9):  4.3%*
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(12) Type of Reporting Person (See Instructions):  IA, IN
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* As of December 31, 2007 (the "Reporting Date"), Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), holds warrants (the "Warrants") pursuant to which Cerberus possesses the right, from time to time, in whole or in part, and subject to certain conditions set forth in the Warrants to (i) acquire RVI Common Shares at $4.50 per share, (ii) acquire, from RVI, DSW Class A Shares at $19.00 per share, or (iii) acquire a combination thereof. Subject to the limitation described in this Schedule 13G, as amended, Cerberus has the right to acquire up to 2,074,168 RVI Common Shares upon full exercise of the Warrants. Each of the Warrants, however, provides that in no event shall such warrant be exercisable to the extent that the issuance of RVI Common Shares upon exercise, after taking into account the RVI Common Shares then owned by Cerberus and its affiliates, would result in the beneficial ownership by Cerberus and its affiliates of more than 9.99% of the RVI Common Shares outstanding immediately after giving effect to such exercise. Stephen Feinberg possesses the sole power to vote and the sole power to direct the disposition of all securities held by Cerberus. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 2,074,168 RVI Common Shares, or 4.3% of the RVI Common Shares deemed issued and outstanding as of the Reporting Date.

Item 1(a).  Name Of Issuer:   Retail Ventures, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:
           3241 Westerville Road, Columbus, Ohio  43224.


Item 2(a). Name of Person Filing:  Stephen Feinberg

Item 2(b).  Address  of  Principal  Business  Office  or,  if  None,  Residence:
            299 Park Avenue,  22nd Floor, New York, New York  10171.

Item 2(c).  Citizenship:  United States

Item 2(d). Title of Class of Securities:    Common shares, without par value

Item 2(e).  CUSIP No.:  76128Y102


Item 3. If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a

            Not Applicable.


Item 4.     Ownership

           (a)  Amount Beneficially Owned (as of December 31, 2007):  2,074,168*

           (b)  Percent of Class (as of December 31, 2007):                4.3%*

           (c)  Number of Shares as to which such person has:

               (i)  sole power to vote or to direct the vote          2,074,168*

              (ii)  shared power to vote or to direct the vote                0

             (iii)  sole power to dispose or to direct the
                    disposition of                                    2,074,168*

              (iv)  shared power to dispose or to direct the
                    disposition of                                            0


* As of December 31, 2007 (the "Reporting Date"), Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), holds warrants (the "Warrants") pursuant to which Cerberus possesses the right, from time to time, in whole or in part, and subject to certain conditions set forth in the Warrants to (i) acquire RVI Common Shares at $4.50 per share, (ii) acquire, from RVI, DSW Class A Shares at $19.00 per share, or (iii) acquire a combination thereof. Subject to the limitation described in this Schedule 13G, as amended, Cerberus has the right to acquire up to 2,074,168 RVI Common Shares upon full exercise of the Warrants. Each of the Warrants, however, provides that in no event shall such warrant be exercisable to the extent that the issuance of RVI Common Shares upon exercise, after taking into account the RVI Common Shares then owned by Cerberus and its affiliates, would result in the beneficial ownership by Cerberus and its affiliates of more than 9.99% of the RVI Common Shares outstanding immediately after giving effect to such exercise. Stephen Feinberg possesses the sole power to vote and the sole power to direct the disposition of all securities held by Cerberus. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 2,074,168 RVI Common Shares, or 4.3% of the RVI Common Shares deemed issued and outstanding as of the Reporting Date.

Item 5.  Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [X]


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group

         Not Applicable.


Item 9.  Notice of Dissolution of Group

         Not Applicable.


Item 10. Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             February 12, 2008



                                             /s/ Stephen Feinberg
                                             -----------------------------------
                                             Stephen  Feinberg,  in his capacity
                                             as the managing member of Cerberus
                                             Associates,  L.L.C.,  the  general
                                             partner of  Cerberus Partners, L.P.


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)